SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 21, 2019

CITIZENS COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland

(State or other jurisdiction of incorporation)

001-33003	20-5120010
(Commission File Number)	(I.R.S. Employer I.D. Number)

2174 EastRidge Center, Eau Claire, Wisconsin	54701
(Address of Principal Executive Offices)	(Zip Code)

715-836-9994

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 21, 2019, Citizens Community Bancorp, Inc. a Maryland corporation (“Citizens”), and F&M Merger Sub, Inc., a newly formed Minnesota corporation and wholly-owned subsidiary of Citizens (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with F. & M. Bancorp. of Tomah, Inc., a Wisconsin corporation (“F&M”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into F&M, with F&M continuing as the surviving entity (the “Merger”). Immediately after the Merger, F&M will merge with and into Citizens, with Citizens continuing as the surviving entity. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Citizens and F&M.

Subject to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of F&M common stock, $.25 par value (“F&M Common Stock”), will be converted into the right to receive, without interest, (i) a pro rata portion of the aggregate cash consideration of approximately $18.2 million based on the number of shares of F&M Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as provided in the Merger Agreement, and (ii) 1.335 shares of Citizens common stock, subject to a pricing collar adjustment in certain circumstances based on the price of Citizens common stock at the Effective Time as provided in the Merger Agreement.

Immediately following the closing of the Merger, Farmers & Merchants Bank, a bank chartered under the laws of Wisconsin and wholly-owned subsidiary of F&M (the “F&M Bank”), will merge with and into Citizens Community Federal, National Association, a federally charted bank and wholly-owned subsidiary of Citizens (“CCF Bank”), with CCF Bank surviving the bank merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of F&M and Citizens. Completion of the Merger is subject to certain conditions, including, among others, (i) the approval of the Merger Agreement and Merger by F&M’s shareholders; (ii) the receipt of certain governmental and regulatory approvals; (iii) the absence of governmental orders prohibiting or actions seeking to prohibit the Merger; (iv) effectiveness of the registration statement on Form S-4 for the Citizens common stock to be issued in the Merger; and (v) the absence of certain material adverse effects with respect to F&M or Citizens. With respect to Citizens, there are additional conditions to closing, including (1) that no more than 10% of issued and outstanding shares of F&M Common Stock for which the holders thereof have not voted in favor of the Merger and who have properly dissented to the Merger as required by the Wisconsin Business Corporation Law; and (2) the receipt by F&M of certain third-party consents.

The Merger Agreement may be terminated in certain circumstances, including, among others, (i) if either party materially breaches the Merger Agreement such that the conditions to closing would not be satisfied; (ii) if the Merger has not closed on or prior to October 31, 2019; (iii) if F&M shareholders do not approve the Merger Agreement; and (iv) if F&M receives a superior proposal to acquire more than half of its outstanding voting securities or assets. In the event of a termination of the Merger Agreement, depending on the circumstances, F&M may be required to pay a termination fee of $750,000 plus Citizens’ out-of-pocket expenses.

The Merger is expected to close during the second calendar quarter of 2019.

Aside from the transactions contemplated by the Merger Agreement, there is no material relationship between F&M and Citizens.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Citizens and F&M instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Citizens or F&M, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Citizens, F&M, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of F&M and a prospectus of Citizens, as well as in the Forms 10-K, Forms 10-Q and other filings that Citizens makes with the with the Securities and Exchange Commission (the “SEC”).

Concurrently with the execution of the Merger Agreement, each of F&M’s directors, non-director executive officers and certain other shareholders entered into an agreement with Citizens (the “Voting Agreements”), pursuant to which such individuals have agreed to vote the shares of F&M Common Stock, owned of record and beneficially by such individual, (the “Subject Shares”), for approval of the Merger and the Merger Agreement and not to sell or otherwise dispose of the Subject Shares during the term of the agreement. The foregoing summary of the Voting Agreements does not purport to be complete and is subject to and qualified in its entirety by the Form of Voting Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Citizens may provide supplemental information regarding the proposed transaction with F&M in connection with presentations to analysts and investors. A copy of the slides that may be made available in connection with the presentations is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The information furnished in this Item 7.01 and Exhibit 99.2 to this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On January 22, 2019, Citizens and F&M issued a joint press release announcing the execution of the Merger Agreement, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

* * *

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between Citizens and F&M. In connection with the proposed merger, Citizens will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include the proxy statement of F&M and a prospectus of Citizens, as well as other relevant documents regarding the proposed merger. A definitive proxy statement/prospectus will also be sent to F&M shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED MERGER THAT CITIZENS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION.

The registration statement, including the proxy statement/prospectus, and other relevant documents (when they become available), and any other documents filed by Citizens with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Citizens’ website at www.ccf.us, or by directing a request to Citizens’ CEO, Stephen Bianchi at Citizens Community Bancorp, Inc., 2174 EastRidge Center, Eau Claire, Wisconsin 54701, Attention: Stephen M. Bianchi or by e-mail at sbianchi@ccf.us. The information on Citizens’ website is not, and shall not be deemed to be, a part of this filing or the exhibits incorporated herein or incorporated into other filings made with the SEC.

F&M and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from F&M’s shareholders in connection with the proposed merger. Information about such participants may be obtained by reading the proxy statement/prospectus and the other relevant documents regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K and the attached exhibits may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning. Such forward-looking statements are inherently subject to many assumptions, risks and uncertainties arising in the operations and business environment of Citizens and CCF Bank. These uncertainties include: the satisfaction of the conditions to closing the proposed merger in the anticipated timeframe or at all; the failure to obtain necessary regulatory and shareholder approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; the ability to realize the anticipated benefits of the proposed merger; the ability to successfully integrate the businesses; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed merger on the market price of Citizens’ common stock; significant transaction costs and unknown liabilities; litigation or regulatory actions related to the proposed transaction; conditions in the financial markets and economic conditions generally; the possibility of a deterioration in the residential real estate markets; interest rate risk; lending risk; the sufficiency of loan allowances; changes in the fair value or ratings downgrades of our securities; competitive pressures among depository and other financial institutions; our ability to realize the benefits of net deferred tax assets; our ability to maintain or increase our market share; acts of terrorism and political or military actions by the United States or other governments; legislative or regulatory changes or actions, or significant litigation, adversely affecting Citizens or CCF Bank; increases in FDIC insurance premiums or special assessments by the FDIC; disintermediation risk; our inability to obtain needed liquidity; our ability to raise capital needed to fund growth or meet regulatory requirements; the possibility that our internal controls and procedures could fail or be circumvented; our ability to attract and retain key personnel; our ability to keep pace with technological change; cybersecurity risks; risks posed by acquisitions and other expansion opportunities; difficulties and delays in integrating the acquired business operations or fully realizing the cost savings and other benefits; changes in federal or state tax laws; changes in accounting principles, policies or guidelines and their impact on financial performance; restrictions on our ability to pay dividends; and the potential volatility of our stock price. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Such uncertainties and other risks that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed further in Part I, Item 1A, “Risk Factors,” in Citizens’ Form 10-K, for the year ended September 30, 2018 filed with the SEC on December 10, 2018 and Citizens’ subsequent filings with the SEC. Citizens undertakes no obligation to make any revisions to the forward-looking statements or to update them to reflect events or circumstances occurring after the date of this filing.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

No.	Description

2.1	Agreement and Plan of Merger Between Citizens Community Bancorp, Inc., F&M Merger Sub, Inc. and F. & M. Bancorp. of Tomah, Inc., dated January 21, 2019.*

99.1	Form of Voting Agreement.

99.2	Investor Presentation dated January 22, 2019.

99.3	Joint Press Release of Citizens Community Bancorp, Inc. and F. & M. Bancorp. of Tomah, Inc., dated January 22, 2019, announcing the Merger.

*

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIZENS COMMUNITY BANCORP, INC.

Date: January 22, 2019	By:	/s/ James S. Broucek
James S. Broucek Chief Financial Officer